UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cuentas Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

65342E109
(CUSIP Number)

Juan M. Gomez CIMA Telecom, Inc. 1728 Coral Way, 6th Floor Miami, Florida 33145 786-991-2000, ext. 173
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65342E109

1	NAME OF REPORTING PERSONS CIMA Telecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,757,478 (1) (3)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,757,478 (1) (3)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,757,478 (1) (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25% (2) (3)
14	TYPE OF REPORTING PERSON CO

(1) On December 31, 2019, the Reporting Person (as defined below) and the Issuer (as defined below) entered into a note and warrant purchase agreement (the “Purchase Agreement”), pursuant to which the Reporting Person was issued (i) a 3% convertible promissory note in the principal amount of $9,000,000 (the “Convertible Note”), and (ii) a warrant to purchase certain shares of the Company’s Common Stock (as defined below) equal to twenty-five percent (25%) of the issued and outstanding Common Stock of the Company as calculated on a fully diluted basis as of December 31, 2019 (the “Warrant”). Immediately following the execution of the Purchase Agreement, the Reporting Person elected to execute its right to convert the Convertible Note into shares of the Issuer’s Common Stock. The shares reported herein include 1,757,478 shares of Common Stock of the Issuer (the “Shares”) issued upon the conversion of the Convertible Note, as further described below.

(2) Based on 7,029,912 shares of the Issuer’s Common Stock outstanding as of December 31, 2019.

(3) Does not include the underlying shares of Common Stock of the Issuer into which the Warrant is exercisable, as further described below.

CUSIP No. 65342E109

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (“Common Stock”) of Cuentas Inc., a Florida corporation (the “Company” or the “Issuer”). The principal executive office of the Company is 200 S. Biscayne Blvd., Suite 5500, Miami, Florida 33131.

Item 2.	Identity and Background.

(a)               The name of the person filing this Statement is CIMA Telecom, Inc., a Florida corporation doing business as “CIMA Group” (“CIMA”). CIMA is referred to in this Statement as the “Reporting Person”.

(b)               The address of the principal business office of the Reporting Person is 1728 Coral Way, 6th Floor, Miami, Florida 33145.

(c)               The principal businesses of the Reporting Person are telecommunications and securities investment.

(d)               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                The Reporting Person is a Florida corporation.

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Item 3.	Source and Amount of Funds or Other Consideration.

On December 31, 2019, the Reporting Person and the Company entered into the Purchase Agreement, pursuant to which the Reporting Person was issued (i) the Convertible Note, and (ii) the Warrant. The Purchase Agreement contains customary representations, warranties, covenants, and conditions, including indemnification. The purchase price for the Convertible Note was funded from the working capital of the Reporting Person. The Purchase Agreement is attached as Exhibit 10.1, and any description thereof is qualified in its entirety by reference thereto.

After the execution of the Purchase Agreement, on December 31, 2019, pursuant to the terms of the Convertible Note, the Reporting Person delivered a notice of conversion to the Company, thereby electing to convert all unpaid principal and accrued and unpaid interest under the Convertible Note into 1,757,478 shares of Common Stock constituting twenty-five percent (25%) of the issued and outstanding shares of Common Stock of the Company as of December 31, 2019 (not taking into account the Warrant). The Convertible Note is attached as Exhibit 10.2, and any description thereof is qualified in its entirety by reference thereto.

The Warrant entitles the Reporting Person to purchase from the Company, in the aggregate, an amount of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock equal to twenty-five percent (25%) of total outstanding shares of the Company on a fully-diluted basis (taking into account any warrants, options, debt convertible into shares or other rights underlying shares of the Company) as of December 31, 2019. The Warrant’s exercise period commenced on December 31, 2019 and ends on the earlier of (a) thirty (30) days following the date on which the Company’s Amended and Restated Articles of Incorporation has been filed with and accepted by the Secretary of State of the State of Florida or (b) upon a Change of Control (as defined in the Warrant). As of the date of the filing of this Statement, the Reporting Person has not exercised the Warrant. The Warrant is attached as Exhibit 10.3, and any description thereof is qualified in its entirety by reference thereto.

In consideration for and in connection with the execution of the Purchase Agreement and the transactions contemplated thereby, the Reporting Person entered into a Platform License Agreement (the “License Agreement”) with the Issuer, dated as of December 31, 2019 (the “Effective Date”). Pursuant to the License Agreement, the Reporting Person, through its wholly owned subsidiaries Knetik, Inc., a Delaware corporation (“Knetik”), and Auris, LLC, a Florida limited liability company (“Auris”), granted to the Issuer a non-transferable, non-sublicensable, royalty-free license (the “License”) to access and use the Knetik and Auris technology platforms (collectively, the “Licensed Technology”) in the form provided to the Issuer via the Hosting Services (as defined in the License Agreement) and solely within the Financial Technology worldwide vertical markets for the Issuer’s business purposes. The License is exclusive for use within the Financial Technology Space, which for purposes of the License is defined as “connecting banking and prepaid card usage.” The License Agreement is attached as Exhibit 10.4, and any description thereof is qualified in its entirety by reference thereto.

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CUSIP No. 65342E109

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity. The Reporting Person intends to have discussions with the Company’s board of directors (the “Board”) and management regarding the ways in which the Company can take steps to increase shareholder value, including discussions relating to the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and specifically including, without limitation: (i) the acquisition by the Reporting Person (whether alone or in conjunction with other parties) of additional shares, which could ultimately amount to a control stake in the Company; (ii) engaging in an extraordinary corporate transaction with the Company or any of its subsidiaries (such as a merger or reorganization); (iii) acquiring a material amount of assets of the Company or any of its subsidiaries; (iv) a change in the present Board or management of the Company, including proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) changes in the Company’s current Articles of Incorporation, Bylaws or other documents which may impede the acquisition of control of the Company by any person; and/or (vi) causing the Shares to be uplisted to the NASDAQ Capital Market. The Reporting Person may seek to influence such actions through customary means including presenting its views for consideration to the Company, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights, including the right to propose new directors for the Company’s Board. The Reporting Person expects to have discussions with the Company’s management and Board, shareholders and other interested parties relating to such matters. The Reporting Person may also take other steps to increase shareholder value, including, without limitation, discussing with the Board and management the Company’s financial position and strategic direction, actions taken by the Company’s Board and management, general economic and industry conditions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares reported owned by the Reporting Person is based upon 7,029,912 shares outstanding, as of December 31, 2019. As of the close of business on December 31, 2019, the Reporting Person beneficially owned 1,757,478 shares of Common Stock, which represented 25% of the beneficial ownership of the Company (not taking into account the Warrant).

The Reporting Person’s interests are as follows:

CIMA Telecom, Inc. (d/b/a CIMA Group)

(a)               As of the closing of business on December 31, 2019, the Reporting Person beneficially owned 1,757,478 shares of Common Stock, which represented 25% of the beneficial ownership of the Company (not taking into account the Warrant).

(b)               The Reporting Person has the sole power to vote or to direct the voting and disposition of all 1,757,478 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person does not have shared power to vote or to direct the vote of any shares of Common Stock and does not have share power to dispose or direct the disposition of any shares of Common Stock.

(c)               There have been no transactions in the Shares by the Reporting Person during the past sixty days.

(d)	None.
(e)	Not applicable.
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CUSIP No. 65342E109

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Voting Agreement

On December 31, 2019, contemporaneously with the execution of the Purchase Agreement, the Company entered into a voting agreement and proxy (the “Voting Agreement”) by and among the Company, the Reporting Person, Arik Maimon (the Chief Executive Officer of the Company), Michael De Prado (the President of the Company), and Dinar Zuz, LLC (“Dinar”). Pursuant to the Voting Agreement, each of the Reporting Person, Dinar, and Mr. De Prado have the right to designate one director to the Company’s Board, and Mr. Maimon has the right to designate two directors to the Board. At each meeting of the Company’s stockholders at which the election of directors is to be considered, each of the Reporting Person, Dinar, Mr. Maimon and Mr. De Prado have the right to designate one nominee for election at such meeting. Additionally, the Company granted the Reporting Person the right to invite one representative to attend all meetings of the Board in a non-voting observer capacity. Furthermore, pursuant to the Voting Agreement, each of Mr. Maimon and Mr. De Prado appointed the Reporting Person as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to the shares of Voting Stock (as defined in the Voting Agreement) representing each individual’s pro rata percentage of the CIMA Proxy Stock (as defined in the Voting Agreement), as may be recalculated from time to time subject to the terms and conditions of the Voting Agreement, until the Warrant is exercised. The above summary is not complete and is qualified in its entirety by reference to the complete text of the Voting Agreement, which is filed as Exhibit 10.5 to this Schedule 13D and is incorporated herein by reference.

Asset Pledge Agreement

On December 31, 2019, contemporaneously with the execution of the Purchase Agreement, the Company and the Reporting Person entered into an asset pledge agreement (the “Pledge Agreement”). Pursuant to the Pledge Agreement, the Company unconditionally and irrevocably pledged all of its rights, title and interest in and to the Licensed Technology and any rights and assets granted pursuant to the License Agreement to the Reporting Person as a guarantee for the full and punctual fulfillment of its obligations under certain provisions of the Voting Agreement, and the issuance of the securities under the Convertible Note and the Warrant issued to the Reporting Person. The above summary is not complete and is qualified in its entirety by reference to the complete text of the Pledge Agreement, which is filed as Exhibit 10.6 to this Schedule 13D and is incorporated herein by reference.

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CUSIP No. 65342E109

Side Letter Agreement

On December 31, 2019, contemporaneously with the execution of the Purchase Agreement, the Company entered into a side letter agreement (the “Side Letter Agreement”), dated December 31, 2019 by and among the Company, the Reporting Person, Arik Maimon, Michael De Prado, and Dinar. Pursuant to the Side Letter Agreement, for as long as the License Agreement is in effect, the Convertible Note is outstanding and unpaid, or the Reporting Person is a shareholder of the Company and owns at least 5% of the Company’s Common Stock, in addition to any other vote or approval required under the Company’s Articles of Incorporation, Bylaws, or any other agreement, each as amended from time to time, the Company has agreed not to take certain actions without certain approval thresholds of the directors appointed by the Reporting Person, Dinar, Mr. Maimon and Mr. De Prado. These negative covenants restrict, among other things, the Company’s ability to incur additional debt, alter employment agreements currently in place, enter into any consolidation, combination, recapitalization or reorganization transactions, and issue additional capital stock. Additionally, pursuant to the Side Letter Agreement, upon conversion of the Convertible Note by the Reporting Person, the Company has the primary right of first refusal, and each of Dinar, Mr. De Prado and Mr. Maimon have a secondary right of first refusal, to purchase any shares of Common Stock which the Reporting Person intends to sell to the bona fide third party purchaser on the same terms and conditions as the Reporting Person would have sold such shares of the Company’s Common Stock to any third party purchaser. The Reporting Person also has a co-sale right to participate in a sale of shares of the Company’s Common Stock, in the event that Mr. De Prado, Mr. Maimon or any other director or officer of the Company holding greater than 1% of the Company’s Common Stock (on a fully diluted basis) proposes to sell any of his, her or its shares of Common Stock. In addition, the Reporting Person and Dinar have been granted certain information rights, subject to their continued ownership of the Convertible Note or of 5% or more shares of the Company’s issued and outstanding Common Stock. The above summary is not complete and is qualified in its entirety by reference to the complete text of the Side Letter Agreement, which is filed as Exhibit 10.7 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Unless otherwise indicated, all documents incorporated into this report by reference to a document filed with the Securities and Exchange Commission (the “SEC”) by the Company are located under file number 000-54923.

Exhibit 10.1	Note and Warrant Purchase Agreement, dated December 31, 2019, by and between the Company and the Reporting Person (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed with the SEC by the Company on January 7, 2020).

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CUSIP No. 65342E109

Exhibit 10.2	Convertible Promissory Note, issued to the Reporting Person on December 31, 2019 (incorporated as Exhibit 10.2 to current report on Form 8-K filed with the SEC by the Company on January 7, 2020).

Exhibit 10.3	Warrant, issued to the Reporting Person on December 31, 2019 (incorporated as Exhibit 10.4 to current report on Form 8-K filed with the SEC by the Company on January 7, 2020).

Exhibit 10.4	License Agreement, dated December 31, 2019, by and among the Company, the Reporting Person, Knetik, Inc., and Auris, LLC (incorporated as Exhibit 10.6 to current report on Form 8-K filed with the SEC by the Company on January 7, 2020).

Exhibit 10.5	Voting Agreement, dated December 31, 2019, by and among the Company, the Reporting Person, Arik Maimon, Michael de Prado, and Dinar Zuz, LLC (incorporated as Exhibit 10.7 to current report on Form 8-K filed with the SEC by the Company on January 7, 2020).

Exhibit 10.6	Asset Pledge Agreement, dated December 31, 2019, by and between the Company and the Reporting Person (incorporated as Exhibit 10.8 to current report on Form 8-K filed with the SEC by the Company on January 7, 2020).

Exhibit 10.7	Side Letter Agreement, dated December 31, 2019, by and among the Company, the Reporting Person, Arik Maimon, Michael de Prado, and Dinar Zuz, LLC (incorporated as Exhibit 10.9 to current report on Form 8-K filed with the SEC by the Company on January 7, 2020).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 10, 2019

CIMA TELECOM, INC.

By:	/s/ Juan M. Gomez
Name:	Juan M. Gomez
Title:	Chief Executive Officer